UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

971889100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100	13D/A	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 7,876,080 shares of Common Stock outstanding, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 971889100	13D/A	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 5 of 13 pages

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D as filed on November 2, 2005 and amended on November 14, 2005, February 28, 2006, April 7, 2006 and May 3, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $1.00 per share (the “Shares”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 971889100	13D/A	Page 6 of 13 pages

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on February 17, 2005, as amended on May 5, 2005, to report the acquisition of the Shares. On November 1, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 1st Letter”). A copy of the November 1st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 10, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 10th Letter”) in response to a letter dated November 8, 2005, addressed to Mercury Real Estate Advisors LLC from Lowenstein Sandler PC, legal counsel to the Issuer (the “Issuer Letter”). A copy of the November 10th Letter and the Issuer Letter are attached to the Schedule 13D as Exhibit B and Exhibit C, respectively, and each letter is incorporated herein by reference. On February 27, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “February 27th Letter”) stating, among other things, that based upon publicly available information, the Reporting Persons were prepared to pursue an acquisition of all of the outstanding common shares of the Issuer for $8.50 per share in cash. This offer represented a premium of approximately 8.5% to the average closing price of the Issuer’s shares for the prior 90 trading days. A copy of the February 27th Letter is attached to the Schedule 13D as Exhibit D and is incorporated herein by reference. In addition, on February 27, 2006, the Reporting Persons issued a press release related to the February 27th Letter, a copy of which is attached to the Schedule 13D as Exhibit E and is incorporated herein by reference. On April 6, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “April 6th Letter”) reiterating, among other things, their positions with respect to the Issuer. A copy of the April 6th Letter is attached to the Schedule 13D as Exhibit F and is incorporated herein by reference. In addition, on April 6, 2006, the Reporting Persons issued a press release related to the April 6th Letter, a copy of which is attached to the Schedule 13D as Exhibit G and is incorporated herein by reference. On May 2, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 2nd Letter”). A copy of the May 2nd Letter is attached to the Schedule 13D as Exhibit H and is incorporated herein by reference. In addition, on May 2, 2006, the Reporting Persons issued a press release related to the May 2nd Letter, a copy of which is attached to the Schedule 13D as Exhibit I and is incorporated herein by reference. On May 17, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 17th Letter”). A copy of the May 17th Letter is attached hereto as Exhibit J and is incorporated herein by reference. In addition, on May 17, 2006, the Reporting Persons issued a press release related to the May 17th Letter, a copy of which is attached hereto as Exhibit K and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

CUSIP No. 971889100	13D/A	Page 7 of 13 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.***

Exhibit E	Press Release, dated February 27, 2006.***

Exhibit F	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated April 6, 2006.****

Exhibit G	Press Release, dated April 6, 2006.****

Exhibit H	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 2, 2006.*****

Exhibit I	Press Release, dated May 2, 2006.*****

Exhibit J	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 17, 2006.

Exhibit K	Press Release, dated May 17, 2006.

Exhibit L	Schedule of Transactions in Shares of the Issuer.*

Exhibit M	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.
***	Previously filed with the Schedule 13D/A on February 28, 2006.
****	Previously filed with the Schedule 13D/A on April 7, 2006.
*****	Previously filed with the Schedule 13D/A on May 3, 2006.

CUSIP No. 971889100	13D/A	Page 8 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 18, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 971889100	13D/A	Page 9 of 13 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.***

Exhibit E	Press Release, dated February 27, 2006.***

Exhibit F	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated April 6, 2006.****

Exhibit H	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 2, 2006.*****

Exhibit I	Press Release, dated May 2, 2006.*****

Exhibit J	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 17, 2006.

Exhibit K	Press Release, dated May 17, 2006.

Exhibit L	Schedule of Transactions in Shares of the Issuer.*

Exhibit M	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.
***	Previously filed with the Schedule 13D/A on February 28, 2006.
****	Previously filed with the Schedule 13D/A on April 7, 2006.
*****	Previously filed with the Schedule 13D/A on May 3, 2006.

CUSIP No. 971889100	13D/A	Page 10 of 13 pages

Exhibit J

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

May 17, 2006

Board of Directors

Wilshire Enterprises, Inc.

c/o Mr. Eric J. Schmertz

1 Gateway Center

11-43 Raymond Plaza West

10th Floor

Newark, NJ 07102

Ladies and Gentlemen:

As the largest independent shareholder of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), we are pleased by your decision to distribute a portion of the cash on the balance sheet to shareholders and recognize this effort as a first step in maximizing the value of the Company. Further, we are relieved to learn that the proposed acquisition of a multifamily property in Avondale, Arizona has been cancelled. As we have voiced on several occasions, this acquisition would have taken place at a time when the commercial real estate market is perhaps the most overvalued as it has been in many years. Given the unsustainable levels of valuation seen throughout the real estate market, management simply cannot in good conscience and in accordance with its legal duties to the shareholders pursue any strategy that involves attempting to grow the Company through acquisitions. Instead, as we have said before, all attention should be given to achieving the maximum amount of value in the Company’s current portfolio of undervalued assets through a sale of the Company or liquidation through a liquidating trust structure. Fortunately, it appears as though you have finally taken our advice – although much belatedly – and authorized management to pursue the sale of individual assets followed by a sale or merger of the Company. With the shrinking of the Company’s asset base, clearly general and administrative costs (G&A) must be correspondingly decreased. Terminating Wilshire’s Chief Executive Officer, Sherry Wilzig Izak, is now more important than ever. Again, we believe this process will undeniably create the most value for Wilshire shareholders in the immediate near term.

While we recognize the decision to distribute a portion of the cash on the balance sheet and terminate the ill-proposed acquisition of the Arizona property as a positive step, we nonetheless remain deeply troubled by the decisions made by management of the Company. First, we believe that based on our analysis of the current cash and marketable securities on the balance sheet, in addition to proceeds received from the Company’s pro rata share of the Wilshire Grand Hotel & Banquet Facility, the Company could comfortably make a current distribution of $4.00 to $4.25 per share. In this scenario, the Company would still retain enough cash to make modest capital expenditures on properties to be sold and would immediately put even more money into the

CUSIP No. 971889100	13D/A	Page 11 of 13 pages

pockets of shareholders. We are disappointed with the size of the distribution and urge the Board of Directors to increase it.

Secondly, we are also extremely disappointed with the length of time it has taken for the Board to recognize that value will be maximized by distributing available cash to shareholders and aggressively pursuing asset sales. This unnecessary delay in the evaluation of strategic alternatives by the Company has forced shareholders to continue to pay the salaries of a management team that is dramatically overpaid relative to the Company’s asset base and market capitalization. Also, this delay puts the Company dangerously close to a point where there may be the beginning of a turn in the real estate market. While valuations are still historically high, the longer the Company waits to seriously pursue its liquidation, the more at risk it becomes to a softening market. We reiterate that we are very disappointed that it has taken this long to distribute cash to shareholders and urge the Company to declare a formal liquidation to expedite the liquidation process.

Third, we continue to be disturbed by the Board of Director’s unwillingness to acknowledge the historically abysmal track record of Ms. Izak, who should be terminated immediately. Ms. Izak’s career as the supposed steward of Wilshire is riddled with poor decisions and an unbelievable lack of strategic direction. In March 2004, 18 months after the Company hired Deloitte & Touche Corporate Finance LLC to evaluate strategic alternatives, management announced that it had agreed to sell the U.S. oil and gas business. This was followed by another announcement in April 2004 announcing the sale of the Company’s oil and gas operations in Canada. As we all know, valuations for oil and gas businesses have increased dramatically since the announced sale as a result of numerous geopolitical factors and also general supply and demand trends. By selling the US and Canadian operations on the cheap before this dramatic increase in oil and gas valuations, the Company left millions of dollars on the table – real money that could have been distributed to the true owners of the Company, the common shareholders. We are perplexed as to why Ms. Izak, who as a CEO of a company with substantial oil and gas interests should have seen the potential for significantly higher valuations, would agree to sell this respective business division after receiving this bad advice from investment bankers (one of the bankers was Dan Pryor, Wilshire’s current President). This embarrassingly poor decision indicates that Ms. Izak had an incredible lack of understanding of the potential value of the Company’s assets, affirming our position that Ms. Izak does not possess the appropriate competencies for her position. Perhaps most disturbing is that in 2004, Ms. Izak was rewarded for making this poor decision with a record bonus!

Since the sale of the oil and gas businesses in 2004, management has engaged in several real estate transactions which it attempts to use as evidence of its commitment to realizing shareholder value. While we agree with the decision that these assets should have been sold, we are shocked at the length of time that it has taken for these transactions to be effected. We believe that if management was truly committed to realizing shareholder value and not simply interested in perpetuating the existence of a company to earn record salaries and bonuses, the Company would have already been sold or all assets would have been liquidated. And although we believe that the hiring of Friedman, Billings Ramsey & Co. in November 2005 in order to evaluate strategic alternatives was a positive step, we are shocked that it has taken over six months to come to the obvious decision that cash on the balance sheet should be distributed to shareholders and that a liquidation process should be initiated. The Board of Directors absolutely must realize that given the record levels of valuation in the real estate market, time is of the essence. The liquidation process needs to be expedited, and the CEO currently in place has demonstrated through bad decision-making that she is unfit for her role as the steward of Company. As a result, we urge the Board of Directors to immediately terminate Ms. Izak, whose part-time work ethic poses serious risks and needless expense to the Company at this critical stage.

We believe the Board needs to declare a formal liquidation of the Company through a liquidating trust. Furthermore, for the reasons outlined above, we believe that Ms. Izak is unfit to properly and quickly execute such liquidation and that her continuing existence as CEO is indeed a massive liability. The Board of Directors needs to exercise its fiduciary responsibility to shareholders by recognizing Ms. Izak’s numerous failures and ridiculous expense and terminate her immediately. We would appreciate the opportunity to further articulate our views in a meeting with the independent members of the Board – an opportunity that we rightfully deserve, but recently have been denied – given our ownership stake.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 971889100	13D/A	Page 12 of 13 pages

Exhibit K

MERCURY URGES LARGER CASH DISTRIBUTION

AND TERMINATION OF CEO

GREENWICH, CT, May 17, 2006 –– Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Wilshire Enterprises, Inc.’s (AMEX: WOC) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

May 17, 2006

Board of Directors

Wilshire Enterprises, Inc.

c/o Mr. Eric J. Schmertz

1 Gateway Center

11-43 Raymond Plaza West

10th Floor

Newark, NJ 07102

Ladies and Gentlemen:

As the largest independent shareholder of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), we are pleased by your decision to distribute a portion of the cash on the balance sheet to shareholders and recognize this effort as a first step in maximizing the value of the Company. Further, we are relieved to learn that the proposed acquisition of a multifamily property in Avondale, Arizona has been cancelled. As we have voiced on several occasions, this acquisition would have taken place at a time when the commercial real estate market is perhaps the most overvalued as it has been in many years. Given the unsustainable levels of valuation seen throughout the real estate market, management simply cannot in good conscience and in accordance with its legal duties to the shareholders pursue any strategy that involves attempting to grow the Company through acquisitions. Instead, as we have said before, all attention should be given to achieving the maximum amount of value in the Company’s current portfolio of undervalued assets through a sale of the Company or liquidation through a liquidating trust structure. Fortunately, it appears as though you have finally taken our advice – although much belatedly – and authorized management to pursue the sale of individual assets followed by a sale or merger of the Company. With the shrinking of the Company’s asset base, clearly general and administrative costs (G&A) must be correspondingly decreased. Terminating Wilshire’s Chief Executive Officer, Sherry Wilzig Izak, is now more important than ever. Again, we believe this process will undeniably create the most value for Wilshire shareholders in the immediate near term.

While we recognize the decision to distribute a portion of the cash on the balance sheet and terminate the ill-proposed acquisition of the Arizona property as a positive step, we nonetheless remain deeply troubled by the decisions made by management of the Company. First, we believe that based on our analysis of the current cash and marketable securities on the balance sheet, in addition to proceeds received from the Company’s pro rata share of the Wilshire Grand Hotel & Banquet Facility, the Company could comfortably make a current distribution of $4.00 to $4.25 per share. In this scenario, the Company would still retain enough cash to make modest capital expenditures on properties to be sold and would immediately put even more money into the

CUSIP No. 971889100	13D/A	Page 13 of 13 pages

pockets of shareholders. We are disappointed with the size of the distribution and urge the Board of Directors to increase it.

Secondly, we are also extremely disappointed with the length of time it has taken for the Board to recognize that value will be maximized by distributing available cash to shareholders and aggressively pursuing asset sales. This unnecessary delay in the evaluation of strategic alternatives by the Company has forced shareholders to continue to pay the salaries of a management team that is dramatically overpaid relative to the Company’s asset base and market capitalization. Also, this delay puts the Company dangerously close to a point where there may be the beginning of a turn in the real estate market. While valuations are still historically high, the longer the Company waits to seriously pursue its liquidation, the more at risk it becomes to a softening market. We reiterate that we are very disappointed that it has taken this long to distribute cash to shareholders and urge the Company to declare a formal liquidation to expedite the liquidation process.

Third, we continue to be disturbed by the Board of Director’s unwillingness to acknowledge the historically abysmal track record of Ms. Izak, who should be terminated immediately. Ms. Izak’s career as the supposed steward of Wilshire is riddled with poor decisions and an unbelievable lack of strategic direction. In March 2004, 18 months after the Company hired Deloitte & Touche Corporate Finance LLC to evaluate strategic alternatives, management announced that it had agreed to sell the U.S. oil and gas business. This was followed by another announcement in April 2004 announcing the sale of the Company’s oil and gas operations in Canada. As we all know, valuations for oil and gas businesses have increased dramatically since the announced sale as a result of numerous geopolitical factors and also general supply and demand trends. By selling the US and Canadian operations on the cheap before this dramatic increase in oil and gas valuations, the Company left millions of dollars on the table – real money that could have been distributed to the true owners of the Company, the common shareholders. We are perplexed as to why Ms. Izak, who as a CEO of a company with substantial oil and gas interests should have seen the potential for significantly higher valuations, would agree to sell this respective business division after receiving this bad advice from investment bankers (one of the bankers was Dan Pryor, Wilshire’s current President). This embarrassingly poor decision indicates that Ms. Izak had an incredible lack of understanding of the potential value of the Company’s assets, affirming our position that Ms. Izak does not possess the appropriate competencies for her position. Perhaps most disturbing is that in 2004, Ms. Izak was rewarded for making this poor decision with a record bonus!

Since the sale of the oil and gas businesses in 2004, management has engaged in several real estate transactions which it attempts to use as evidence of its commitment to realizing shareholder value. While we agree with the decision that these assets should have been sold, we are shocked at the length of time that it has taken for these transactions to be effected. We believe that if management was truly committed to realizing shareholder value and not simply interested in perpetuating the existence of a company to earn record salaries and bonuses, the Company would have already been sold or all assets would have been liquidated. And although we believe that the hiring of Friedman, Billings Ramsey & Co. in November 2005 in order to evaluate strategic alternatives was a positive step, we are shocked that it has taken over six months to come to the obvious decision that cash on the balance sheet should be distributed to shareholders and that a liquidation process should be initiated. The Board of Directors absolutely must realize that given the record levels of valuation in the real estate market, time is of the essence. The liquidation process needs to be expedited, and the CEO currently in place has demonstrated through bad decision-making that she is unfit for her role as the steward of Company. As a result, we urge the Board of Directors to immediately terminate Ms. Izak, whose part-time work ethic poses serious risks and needless expense to the Company at this critical stage.

We believe the Board needs to declare a formal liquidation of the Company through a liquidating trust. Furthermore, for the reasons outlined above, we believe that Ms. Izak is unfit to properly and quickly execute such liquidation and that her continuing existence as CEO is indeed a massive liability. The Board of Directors needs to exercise its fiduciary responsibility to shareholders by recognizing Ms. Izak’s numerous failures and ridiculous expense and terminate her immediately. We would appreciate the opportunity to further articulate our views in a meeting with the independent members of the Board – an opportunity that we rightfully deserve, but recently have been denied – given our ownership stake.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President